Peter W. Keegan
Senior Vice President
And Chief Financial Officer

July 31, 2008

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Loews Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008
Comment Letter, dated April 22, 2008
Response Letter, dated May 6, 2008
File No. 001-06541

VIA EDGAR FILING AND FACSIMILE TRANSMISSION

Dear Mr. Rosenberg:

We acknowledge receipt of the follow-up letter of comment dated July 1, 2008 (the “Comment Letter”) with regard to our response to the comment letter and filings referenced above.  We also acknowledge the conference call held on July 15, 2008 with Ms. Sasha Parikh, Staff Accountant, for the purpose of obtaining clarification of the Comment Letter.

Our response to the Comment Letter is set forth below.  For your convenience, the comment presented in the Comment Letter has been repeated herein and is followed by our response.  References to “the Company”, “we”, “our” and “us” refer to Loews Corporation and its subsidiaries.

Form 10-Q for the Quarter Ended March 31, 2008
Staff Comment

Please refer to your response to previous comment three.  We reviewed your disclosure regarding fair value in Note 3 of your March 31, 2008 Form 10-Q.  Please expand your disclosure to describe in detail how management determines fair value, including the process of due diligence to understand the inputs used by outside sources or how the data was calculated or derived and how you corroborate the reasonableness of external inputs in the valuation process.  We continue to believe that while you are not required to indicate or infer that third parties have determined fair value, when you do, they must be named.  If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the third party.

667 Madison Avenue, New York, New York 10021-8087	voice: 212-521-2950	fax: 212-521-2329	email:pkeegan@loews.com

Loews’s Response

On January 1, 2008 the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurement (SFAS 157) for assets and liabilities measured at fair value on a recurring basis.  Note 3 to the consolidated condensed financial statements contained in our March 31, 2008 Form 10-Q contains the disclosures required by SFAS 157, including discussion of the valuation techniques used to measure fair value for each major category of financial instrument.  The adoption of SFAS 157 had no impact on the Company’s financial condition or results of operations.

The adoption of SFAS 157 had no significant impact on the Company’s process and procedures for valuing its investment portfolio.  In our discussion of the fair value process in Note 3 of our March 31, 2008 Form 10-Q, we intentionally eliminated any reference to the use of third party pricing service providers and we emphasized that the Company is responsible for the valuation process.  The Company has historically used, and continues to use, third party pricing service providers as input into the valuation process.  The Company reviews data received from these sources, as well as other external sources, to determine reasonableness and consistency with observable market information.

As stated in our response, dated May 6, 2008, any references to the use of third party pricing services in prior filings were not intended to convey to the reader that we placed reliance on the services as experts, therefore we do not believe that we are required to obtain any consents.

In addition, in our conference call with Ms. Parikh, we stated that the third party pricing service providers we work with will not consent to being named experts in any of our filings under the Securities Act of 1933.

In light of these facts and our desire to be responsive to the Staff’s comment, we included the following disclosure on page 15 in Note 4 of our June 30, 2008 Form 10-Q:

The Company is responsible for the valuation process and seeks to obtain quoted market prices for all securities.  When quoted market prices are not available, the Company uses a number of methodologies including discounted cash flow models, prices from recently executed transactions of similar securities or broker/dealer quotes using market observable information to the extent possible to establish fair value estimates.  In conjunction with modeling activities, the Company may use external data as inputs.  The modeled inputs are consistent with observable market information when available, or with the Company’s assumptions as to what market participants would use to value the securities.  As further validation of the Company’s valuation process, the Company samples its past fair value estimates and compares the valuations to actual transactions executed in the market on similar dates.

In addition, pages 17-18 contain more information on how the major investment asset types are valued.

We believe this disclosure effectively communicates that we are responsible for the valuation process, how we determine fair value, and how we corroborate the reasonableness of external inputs in the valuation process.

* * * * * * *

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, this response should not be considered an indication that we believe any disclosures in the captioned Form 10-K or 10-Q were inadequate or incorrect in any material respect.

If you have any questions or further comments, please call the undersigned at (212) 521-2950 or fax at (212) 521-2329.

Very truly yours,

/s/  Peter W. Keegan

Peter W. Keegan
Senior Vice President and
Chief Financial Officer